

November 14, 2012

Via E-mail
Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, FL 33316

> **Re:** **SEACOR Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2012**
> **File No. 001-12289**

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Controls and Procedures, page 101

1. We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective as of December 31, 2011. Please provide an analysis as to how they deemed such controls and procedures to be effective in light of the sales of unregistered shares to employees in fiscal years 2010 and 2011 under the 2009 Employee Stock Purchase Plan due to a failure to register such transactions.

Definitive Proxy Statement on Schedule 14A

2. We note that you did not include the Schedule 14A cover page with the definitive proxy statement you filed on April 30, 2012. Please confirm that in future filings you will include such cover page pursuant to Rule 14a-6(m) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director